FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Société Anonyme with share capital of EUR 2,015,359,612

Corporate headquarters : 16, rue de la Ville l’Evêque – 75008 Paris

Paris Register of Commerce : 542 062 559

Second Notice of Meeting

The General Meeting of holders of Suez 4 % january-february 1996 convertible bonds called on Thursday, April 8, 2004 was unable to deliberate due to a lack of quorum. As a result, the General Meeting is re-convened on Thursday, April 22, 2004, at 9: 00 am, at the company headquarters, 16, rue de la Ville l’Evêque, 75008 Paris (France), to deliberate on the same agenda :

-	Board of Directors’ Report,

-	Resolutions to be submitted to the Combined Annual and Extraordinary General Meeting, granting authorization to the Board of Directors :

•	to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the company,

•	to increase the share capital, with cancellation of preferential subscription rights, through the issue of shares reserved for employee members of a Suez Group Corporate Savings Plan,

•	to increase the share capital, with cancellation of preferential subscription rights, reserved for Spring Multiple 2004 SCA (communication of the Independent Expert’s Report).

•	to increase the share capital, with cancellation of preferential subscription rights, in order to give authorization to the Board of Directors to grant stock options to the management and employees of the Company and related companies.

-	Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of marketable securities conferring immediate or future entitlement to shares in the Company.

-	Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of shares reserved for employee members of a Suez Group Corporate Savings Plan.

-	Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital in favor of Spring Multiple 2004 SCA.

-	Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to give authorization to the Board of Directors to grant stock options to the management and employees of the Company and related companies.

-	Powers to carry out decisions and perform formalities.

To be entitled to attend or be represented at this Meeting, holders of registered bonds should have their bonds recorded in their name in the Bond Register, at least one day prior to the date of the Meeting.

Holders of bearer bonds should have filed by the bank, financial institution or broker with which their bonds are recorded, a certificate stating that their bonds are not transferable up until the date of the General Meeting. This certificate must be received by CAIS Corporate Trust snc (Service Emetteur-Assemblées, 14, rue Rouget-de-Lisle – 92862 Issy-les-Moulineaux Cedex 9—France) at least one day prior to the date of the General Meeting.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 14, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary